United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and

Amendments Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Willbros Group, Inc.

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

969203108

(CUSIP Number)

With a copy to:

Ryan T. Schroer Tenaska Capital Management, LLC 14302 FNB Parkway Omaha, Nebraska 68154-4446 402-691-9500	James D. Stallmeyer, Esq. Tenaska Capital Management, LLC 14302 FNB Parkway Omaha, Nebraska 68154-4446 402-691-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons InfrastruX Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,730
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,730
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,730
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.10%
14	Type of Reporting Person OO (Limited liability company)

1	Names of Reporting Persons TPF InfrastruX Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 60,730
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,730
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,730
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.10%
14	Type of Reporting Person OO (Limited liability company)

1	Names of Reporting Persons Tenaska Power Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 454,906
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 454,906
11	Aggregate Amount Beneficially Owned by Each Reporting Person 454,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.72%
14	Type of Reporting Person PN

1	Names of Reporting Persons Tenaska PF G, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 467,969
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 467,969
11	Aggregate Amount Beneficially Owned by Each Reporting Person 467,969
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.75%
14	Type of Reporting Person OO (Limited liability company)

Introduction.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 12, 2010, as amended to date, (the “Statement”), relating to the common stock, par value $0.05 per share (the “Common Stock”) of Willbros Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.	Identity and Background.

Item 2 is hereby amended and replaced in its entirety as follows:

This Schedule 13D is being filed jointly by and on behalf of each of InfrastruX Holdings, LLC (“IFX Holdings”), TPF InfrastruX Holdings, LLC (“TPF Holdings”), Tenaska Power Fund, L.P. (“TPF LP”) and Tenaska PF G, LLC (“Tenaska PFG”) (collectively referred to as the “Reporting Persons”).

IFX Holdings is a limited liability company organized under the laws of the State of Delaware and investing is its principal business. TPF Holdings is the majority owner of IFX Holdings.

TPF Holdings is a limited liability company organized under the laws of the State of Delaware and investing is its principal business. TPF Holdings is wholly owned by TPF LP.

TPF LP is a limited partnership organized under the laws of the State of Delaware and investing is its principal business. TPF LP is the manager of TPF Holdings. Tenaska PFG is the general partner of TPF LP.

Tenaska PFG is a limited liability company organized under the laws of the State of Delaware and investing is its principal business.

The principal business/office address of each of the Reporting Persons is c/o Tenaska Capital Management, LLC, 14302 FNB Parkway, Omaha, Nebraska 68154.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and replaced in its entirety as follows:

(a)-(b) IFX Holdings, TPF LP and Tenaska PFG are the record holders of 60,730, 394,176 and 13,063 shares of Common Stock, respectively.

The Common Stock held of record by IFX Holdings represents approximately .1% of the shares of Common Stock outstanding. TPF Holdings is the majority owner of IFX Holdings and in such capacity may be deemed to share beneficial ownership of the shares held of record by IFX Holdings. TPF LP is the sole owner of TPF Holdings, and in such capacity may be deemed to share beneficial ownership of the shares beneficially owned by TPF Holdings, which, together with the shares held of record by TPF LP, represent 0.72% of the shares of Common Stock outstanding. Tenaska PFG is the general partner of TPF LP, and in such capacity may be deemed to share beneficial ownership of the shares beneficially owned by TPF LP, which, together with shares held of record by Tenaska PFG, represent 0.75% of the shares of Common Stock outstanding.

All percentages set forth in this statement are based on 62,782,311 shares of Common Stock of the Issuer outstanding as of April 28, 2017, as set forth in the Issuer’s Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 1, 2017.

(c) On July 12, 2017 (the “Distribution Date”), IFX Holdings disposed of an aggregate of 8,083,235 shares of the Issuer’s Common Stock for no consideration pursuant to a distribution-in-kind to the partners of TPF LP, including the distribution of 13,063 shares to Tenaska PFG, with TPF LP retaining ownership of shares for which the aforementioned distribution was declined.

(d) Not applicable.

(e) As of the Distribution Date, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated July 12, 2010 (incorporated by reference to Exhibit 99.2 to Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 14, 2017

INFRASTRUX HOLDINGS, LLC

By:	Tenaska Power Fund, L.P.
Its:	Manager

By:	Tenaska PF G, LLC
Its:	General Partner

By:	/s/ David Dickey
David Dickey, Vice President & General Counsel

TPF INFRASTRUX HOLDINGS, LLC

By:	Tenaska Power Fund, L.P.
Its:	Manager

By:	Tenaska PF G, LLC
Its:	General Partner

By:	/s/ David Dickey
David Dickey, Vice President & General Counsel

TENASKA POWER FUND, L.P.

By:	Tenaska PF G, LLC
Its:	General Partner

By:	/s/ David Dickey
David Dickey, Vice President & General Counsel

TENASKA PF G, LLC

By:	David Dickey
David Dickey, Vice President & General Counsel